INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Forum Funds:

We have examined management's assertion about Forum Funds
(comprising Maine Municipal Bond Fund, New Hampshire
Municipal Bond Fund, Investors Bond Fund and TaxSavers Bond
Fund)(the "Funds") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment
Company Act of 1940 ("the Act") as of March 31, 2002, included in the accompanying Management Statement Regarding
Compliance with Certain Provisions of the Investment
Company Act of 1940. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public
Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed, as of March 31, 2002, and with respect to agreement of security purchases and sales, for the period from August 31, 2001
(the date of our last examination) through March 31, 2002:

1. Confirmation of all securities held by Deutsche Bank and Bankers Trust Company in book entry form;

2. Reconciliation of all such securities to the books and records of the Funds and the Custodian;

3. Agreement of a sample of security purchases and sales or maturities across all Funds since August 31, 2001 (the date of our last examination) through March 31, 2002 from the books and records of the Funds to broker trade tickets.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Forum Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2002 with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management, the Board of Directors of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


DELOITTE & TOUCHE
Boston, Massachusetts
May 17, 2002






May 17, 2002

Management Statement Regarding Compliance With Certain
Provisions of the Investment Company Act of 1940


We as members of management of Forum Funds (the Funds), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.
We have performed an evaluation of the Funds compliance with the requirements of subsections (b) and (c) of rule
17f-2 as of March 31, 2002, and from August 31, 2001 through March 31, 2002 (the date of your last examination).

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2002, and from August 31, 2001 through
March 31, 2002, with respect to securities reflected in the investment account of the Funds.

Forum Funds




Leslie Klenk
Assistant Secretary